
07069484

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number 1-9700

A. Full title and address of the Plan:

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
101 Montgomery Street
San Francisco, CA 94104

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE CHARLES SCHWAB CORPORATION
120 Kearny Street
San Francisco, CA 94108

REQUIRED INFORMATION

The SchwabPlan Retirement Savings and Investment Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the Requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 2006 and 2005, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein.

EXHIBITS

The consent of Deloitte & Touche LLP is attached hereto as Exhibit 23.1.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the SchwabPlan Retirement Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

Date: June 27, 2007

By: /s/ Jan Hier-King

Jan Hier-King
Chairman of Employee Benefits
Administrative Committee



Exhibit 23.1

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-44793 and 333-71322 of the Charles Schwab Corporation on Form S-8 of our report dated June 27, 2007 appearing in this Annual Report on Form 11-K of the SchwabPlan Retirement and Investment Plan for the year ended December 31, 2006.

Deloitte + Touche LLP

June 27, 2007

SchwabPlan®
Retirement Savings and Investment Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006 and Report of Independent Registered Public Accounting Firm

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits Administrative Committee and Participants of the SchwabPlan Retirement Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the SchwabPlan Retirement Savings and Investment Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte + Touche LLP

June 27, 2007

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31,	2006	2005
Assets		
Investments:		
Common stock of The Charles Schwab Corporation	$ 800,162,887	$ 728,106,239
Mutual funds	820,842,698	680,173,649
Money market funds	106,587,431	93,100,859
Self-directed brokerage accounts	292,485,793	256,475,791
Collective trust funds	42,400,374	27,054,682
Participant notes receivable	30,962,578	31,057,299
Total investments	2,093,441,761	1,815,968,519
Receivables:		
Employer contributions	56,450,114	50,926,640
Accrued dividends and interest	40,187	42,082
Due from broker for investments sold	3,726,645	1,808,451
Total receivables	60,216,946	52,777,173
Total assets	2,153,658,707	1,868,745,692
Liabilities		
Due to broker for investments purchased	2,996,458	2,067,670
Net Assets Available for Benefits	$ 2,150,662,249	$ 1,866,678,022

See Notes to Financial Statements.

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31,	2006	2005
Additions to Net Assets Available for Benefits		
Investment income:		
Dividends and interest	$ 66,216,155	$ 40,411,929
Net appreciation in fair value of investments:		
Common stock of The Charles Schwab Corporation	212,408,200	136,264,939
Mutual funds and collective trust funds	75,238,825	32,961,477
Self-directed brokerage accounts	18,368,699	6,739,020
Total investment income	372,231,879	216,377,365
Contributions:		
Participants' salary deferral and rollover	117,699,851	105,122,933
Net employer contributions	55,688,896	51,449,135
Total contributions	173,388,747	156,572,068
Total additions to net assets available for benefits	545,620,626	372,949,433
Deductions From Net Assets Available for Benefits		
Distributions to participants	(261,636,399)	(223,022,124)
Increase in Net Assets	283,984,227	149,927,309
Net Assets Available for Benefits		
Beginning of year	1,866,678,022	1,716,750,713
End of year	$ 2,150,662,249	$ 1,866,678,022

See Notes to Financial Statements.

1. PLAN DESCRIPTION

The following description of the SchwabPlan Retirement Savings and Investment Plan (the Plan), which describes the terms of the Plan as of December 31, 2006, provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

The Plan is a 401(k) salary deferral program (generally defined as an employee stock ownership plan with a cash or deferred arrangement) sponsored by The Charles Schwab Corporation (CSC) and covers substantially all employees of CSC and participating affiliates.

The Charles Schwab Trust Company (CSTC), a subsidiary of CSC and party in interest, serves as trustee of the Plan. A purchasing agent, designated by CSTC, acts as the agent of CSTC with respect to purchases and sales of the CSC common stock held by the Plan.

401(k) Salary Deferral Program—Eligible employees may participate in the 401(k) salary deferral program on the first day of the fourth calendar month following their dates of hire (or, in the case of eligible employees whose service commences on the first day or business day of a month, the first day of the third calendar month following their commencement of service). Participants may elect to have up to 50 percent of their eligible compensation (generally defined as wages as reported on Form W-2) contributed directly to the Plan, not to exceed the limit on 401(k) deferrals under the Internal Revenue Code (IRC) ($15,000 for 2006 and $14,000 for 2005). Such contributions are not currently taxable to participants and can be matched by an employer contribution (Basic Match) equal to 200 percent of the first $250 of salary deferred plus 100 percent of salary deferred thereafter, up to a maximum of 5 percent of eligible compensation. The Plan also permits eligible participants who will reach age 50 or higher before the end of the Plan year to make catch-up contributions up to 50% of their eligible compensation subject to the limit on catch-up contributions under section 414(v) of the IRC ($5,000 for 2006 and $4,000 for 2005). Catch-up contributions are not eligible for the Basic Match. The Basic Match contribution was provided for in 2006 and 2005.

At the discretion of CSC, an additional contribution (Profit Contribution) based on CSC's performance may also be made. No Profit Contribution was made for 2006 and 2005.

CSC's contributions are made in the first quarter for the preceding year. A participant must be an eligible employee on the last workday of the year to receive a Basic Match or Profit Contribution. However, if a participant terminates employment during the year due to death, retirement or disability as defined in the Plan, the participant is eligible for the Profit Contribution, if one is made. The allocation will be based on eligible compensation while a participant during the Plan year.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Basic Match, and the Profit Contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investment Options—Participants have 13 core investment options in three general investment categories: money market instruments, stocks, and bonds.

Additionally, CSC provides a set of collective trust funds offered through CSTC - Schwab Managed Retirement Trust Funds™. Each fund is diversified across multiple asset classes, including large-cap equities, small-cap equities, international equities, fixed income, stable value, and money market. These funds are designed to provide a single investment solution that is adjusted over time to meet participants' changing risks and return objectives as they near retirement.

CSC also provides a self-directed brokerage account investment alternative called Schwab Personal Choice Retirement Account® (PCRA), which offers participants additional investment choices beyond the collective trust funds and core investment options available. CSC participants pay a discounted annual fee for maintaining a PCRA, and are responsible for paying trading fees and commissions in their PCRA. PCRA investments are regulated by the Employee Retirement Income Security Act of 1974 (ERISA), and CSC policies. Participants may choose to invest all or part of their Plan balance in the PCRA.

Participants may invest their 401(k) contributions or rebalance their accounts in any or all of these options in increments of 1 percent.

Participant Notes Receivable—Participants may borrow a minimum of $1,000 up to a maximum of 50 percent from their 401(k) account balances or $50,000, whichever is less. Loan terms may not exceed 5 years (or 15 years for the purchase of a primary residence). A loan is secured by the balance in the participant's account and bears interest at a rate equal to the prime rate, at the time the loan application is made, plus 1 percent. Principal and interest are paid ratably through payroll deductions. Loan payoffs can be made with no prepayment penalties.

Vesting—Participants are immediately vested in their 401(k) contributions, rollovers, Basic Match, and actual earnings thereon. Participants are fully vested in the value of any discretionary Profit Contribution after four years of service. A year of service is defined as a calendar year during which the participant has completed at least 1,000 hours of service.

Distributions—A participant is entitled to receive a distribution of the vested portion of his or her account upon termination of employment for any reason, including on account of death, disability, or retirement. Distributions may be made only in the form of a single lump sum, unless the participant is receiving a minimum required distribution as defined in the Plan. Distributions are also available in the event of certain defined events constituting financial hardship and upon meeting specific criteria. The Plan also allows a terminating participant to receive a distribution in-kind to a Charles Schwab & Co., Inc. brokerage account, for certain mutual fund shares instead of cash, and permits a terminating participant to elect to receive, in cash or in-kind, the value of his or her account in the Plan that had been invested in the CSC stock fund.

Forfeitures—Participants forfeit any nonvested portion of their discretionary Profit Contribution if the participant terminates employment for any reason other than death, disability, or retirement. Retirement is defined as the earlier of age 50 with seven years of service or age 65. Forfeitures arising during the plan year are generally used to reduce the amount of the employer contribution for that year. The forfeited amount may be restored if the participant is rehired, depending upon the circumstances. During 2006 and 2005, the forfeiture amounts used to reduce the employer contribution were immaterial.

Administrative Expenses—The Plan Document provides for payment of professional fees and other administrative expenses by the Plan, but permits such expenses to be paid by CSC. During 2006 and 2005, substantially all such fees and expenses were paid by CSC. Certain administrative functions are performed by officers or employees of CSC. No such officer or employee receives compensation from the Plan.

Termination of Plan—CSC has the right under the Plan Document to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of the IRC. CSC has not expressed any intent to terminate the Plan. In the event that the Plan is terminated, affected participants' account balances will become fully vested and will be distributed.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statements. Actual results could differ from those estimates.

Investment—The Plan's investments are generally stated at fair value. Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year end. Investments held in a PCRA are valued at quoted market values at year end. Participant notes receivable are valued at cost, which approximates fair value.

The investment options of the Plan are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment options, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. Distributions and benefits are recorded when paid or at the time of in-kind distribution.

3. TAX STATUS

The Internal Revenue Service (IRS) has determined, and informed CSC by a letter dated October 5, 2005, that the Plan and related trust are designed in accordance with, and are currently being operated in compliance with, applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

4. ADMINISTRATION OF PLAN ASSETS

The Plan's assets, including CSC common shares, are held in trust by CSTC. The dividend income earned on the CSC common shares held by the Plan was $6,091,182 and $4,724,018 for 2006 and 2005, respectively.

CSC contributions are held by CSTC, which invests cash received, interest, and dividend income and makes distributions to participants in shares or cash value, as directed by the participants.

Certain administrative functions are performed by officers or employees of CSC or its subsidiaries. No such officer or employee receives compensation from the Plan. Substantially all administrative expenses for CSTC's fees are paid directly by CSC. Subsidiaries of CSC also provide investment management services related to several plan investments including the common stock of CSC.

5. INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets available for benefits:

	December 31,	
	2006	2005
Common stock of The Charles Schwab Corporation—41,423,107 and 49,640,159 shares, respectively	$ 800,162,887	$ 728,106,239
Dodge & Cox Stock Fund—1,487,202 and 1,291,553 shares, respectively	228,226,004	177,226,853
Schwab 1000 Fund®—2,917,669 and 3,035,900 shares, respectively	120,207,944	109,960,284

* * * * * *

SCHWABPLAN RETIREMENT SAVINGS AND INVESTMENT PLAN
(EIN: 94-1737782; PN 002)

FORM 5500, SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of Issue	(c) Shares or Par Value	(d) Cost	(e) Current Value
*	COMMON STOCK OF THE CHARLES SCHWAB CORPORATION	41,423,107	$ 352,606,436	$ 800,162,887
	SCHWAB VALUE ADVANTAGE MONEY FUND®**	101,450,825	101,450,825	101,450,825
	INVESTORS BANK & TRUST INVESTCASH MONEY MARKET	5,136,606	5,136,606	5,136,606
*	PARTICIPANT NOTES RECEIVABLE: 4,074 loans with interest rates ranging from 4.75% to 10.50%, maturing through 2022	-	30,962,578	30,962,578
	SELF-DIRECTED BROKERAGE ACCOUNTS	-	266,906,721	292,485,793
	COLLECTIVE TRUST FUNDS**	2,444,731	36,874,261	42,400,374
	MUTUAL FUNDS:			
	Dodge & Cox Stock Fund	1,487,202	180,903,453	228,226,004
	Schwab 1000 Fund®**	2,917,669	93,501,139	120,207,944
	Europacific Growth Fund	2,160,082	76,837,003	100,573,427
	Rainer Small/Mid Cap Equity Instl Class	2,041,471	57,164,543	75,799,825
	Royce Opportunity Fund	4,616,299	56,854,789	60,196,536
	PIMCO Total Return Fund	5,697,757	60,590,176	59,142,718
	Janus Fund	1,993,317	49,927,246	56,091,937
	Schwab International Index Fund®**	2,251,907	35,847,154	48,573,638
	Schwab Small-Cap Index Fund®**	1,549,086	29,639,737	36,357,052
	Schwab Short-term Bond Market Fund™**	1,873,332	18,810,543	18,602,189
	GE Instl Strategic Investment Fund	1,423,805	15,055,394	17,071,428
	Total mutual funds		675,131,177	820,842,698
	TOTAL		$ 1,469,068,604	$ 2,093,441,761

* A party in interest as defined by ERISA
** Managed by a party in interest as defined by ERISA

END